Exhibit - Item 28(n)

PERMANENT PORTFOLIO FAMILY OF FUNDS

PLAN PURSUANT TO RULE 18f-3 UNDER THE

INVESTMENT COMPANY ACT OF 1940

This Plan (“Plan”) is adopted by the Board of Trustees, including a majority of the Qualified Trustees of Permanent Portfolio Family of Funds (“Trust”) (as defined in the Trust’s Plan of Distribution pursuant to Rule 12b-1) pursuant to Rule 18f-3 (“Rule”) under the Investment Company Act of 1940, as amended (“1940 Act”), upon a determination that the Plan is in the best interests of each class designated below individually and each of the Trust’s constituent series (each, a “Portfolio” and collectively, the “Portfolios”) as a whole. The Plan sets forth the general characteristics of, and the general conditions under which the Trust may offer multiple classes of shares of its now existing and hereafter created Portfolios. The Plan is intended to allow the Trust to offer multiple classes of shares to the full extent and in the manner permitted by the Rule, subject to the requirements and conditions imposed by the Rule. The Plan may be revised or amended from time to time as provided below.

CLASS DESIGNATIONS

Each Portfolio may from time to time issue one or more of the following classes of shares: Class A shares, Class C shares and Class I shares. Each of the classes of shares will represent interests in the same portfolio of investments of the Portfolio and, except as described herein, shall have the same rights and obligations as each other class. Each class shall be subject to such investment minimums and other conditions of eligibility as are set forth in the Trust’s prospectus or statement of additional information as from time to time in effect (“Prospectus”). Subject to approval by the Board of Trustees, each Portfolio may alter the nomenclature for the designations of one or more of its classes of shares. Each Portfolio is advised by Pacific Heights Asset Management, LLC (“Adviser”), and each class is distributed by the Trust’s principal underwriter (“Distributor”).

CLASS CHARACTERISTICS

Class A shares are offered at a public offering price that is equal to their net asset value (“NAV”) with an initial sales charge, except that certain Class A shares for which the initial sales charge has been eliminated may instead be subject to a contingent deferred sales charge (“CDSC”). Class A shares are subject to a fee imposed in accordance with Rule 12b-1 under the 1940 Act (“Rule 12b-1 fee”), as described in the Prospectus.

Class C shares are offered at a public offering price that is equal to their NAV without an initial sales charge, but may be subject to a CDSC. Class C shares are subject to a Rule 12b-1 fee, as described in the Prospectus.

Class I shares are offered at a public offering price that is equal to their NAV. Class I shares are not subject to an initial sales charge, a CDSC or a Rule 12b-1 fee.

ALLOCATIONS TO EACH CLASS

Certain expenses may be attributable to a particular class of shares of a Portfolio (“Class Expenses”). Class Expenses are charged directly to the net assets of the particular class and, thus, are borne on a pro rata basis by the outstanding shares of that class.

In addition to the Rule 12b-1 fees payable by the Trust with respect to its Class A and Class C shares,1 Class Expenses may include the following other expenses to the extent not required to be borne by the Adviser pursuant to the Trust’s Investment Advisory Agreement: (a) extraordinary expenses, including those associated with litigation, governmental investigations or administrative proceedings as a result of issues relating to a specific class of shares, including the costs of any settlements; (b) Trustees’ fees or expenses incurred as a result of issues relating to a specific class of shares; (c) shareholder meeting expenses as a result of issues relating to a specific class of shares; and (d) any additional expenses, not including investment advisory fees, custodial fees or other expenses relating to the management of the Trust’s assets, if such expenses are actually incurred in a different amount with respect to a class, or if a class receives services of a different kind or to a different degree than one or more other classes.

All expenses not designated as Class Expenses (“Portfolio Expenses”) will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Portfolio.

However, notwithstanding the above, the Trust may allocate Portfolio Expenses in such other manner as permitted by the Rule.

Any Rule 12b-1 fee payments relating to a class of shares will be borne exclusively by that class and, if applicable, any Class Expenses relating to a class shall be borne exclusively by that class.

WAIVERS AND REIMBURSEMENTS

The Adviser or Distributor may choose to waive or reimburse Rule 12b-1 fees or any Class Expenses or Portfolio Expenses on a voluntary basis. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

INCOME, GAINS AND LOSSES

Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Portfolio.

However, notwithstanding the above, income and realized and unrealized capital gains and losses may be allocated to each class in such other manner as permitted by the Rule.

CONVERSION

The Class A shares, Class C shares and Class I shares shall not automatically convert into another class. Subsequent classes of shares (each a “Converting Class”) may automatically convert into another class of shares (“Conversion Class”), subject to such terms as may be approved by the Board of Trustees.

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As of the date of this Plan, the Trust has adopted a Plan of Distribution pursuant to Rule 12b-1 under the 1940 Act for each of the Class A and Class C shares (“Plan of Distribution”). The Distributor serves as principal underwriter in connection with the offering and sale of each of the Class A, Class C and Class I shares.

If a shareholder no longer meets the eligibility requirements for the shareholder’s current share class (as described in the Prospectus), the Portfolio may, upon notice to the shareholder, convert the shareholder into a share class of the same Portfolio for which the shareholder is eligible.

EXCHANGE FEATURES

Shares of each class generally will be permitted to be exchanged only for shares of the same class of another Portfolio. All exchange features applicable to each class will be described in the Prospectus.

DIVIDENDS

Dividends paid by the Trust with respect to its Class A shares, Class C shares and Class I shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time and will be in the same amount.

VOTING RIGHTS

Each share of each Portfolio entitles the shareholder of record to one vote. Each class of shares of a Portfolio will vote separately as a class with respect to any Plan of Distribution, as defined herein, applicable to that class and on other matters for which class voting is required under applicable law. Class A and Class C shareholders will vote separately as a class to approve any material increase in payments authorized under the Plan of Distribution applicable to Class A and Class C shares, respectively.

ADDITIONAL INFORMATION

The Plan is qualified by and subject to the terms of the Prospectus; provided, however, that none of the terms set forth in the Prospectus shall be inconsistent with the terms of the classes contained in this Plan. The Prospectus may contain additional information about the classes and each Portfolio’s multiple class structure.

AMENDMENTS

The Plan may be amended from time to time in accordance with the provisions and requirements of the Rule.

Adopted: September 21, 2015

Amended: May 25, 2016

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